Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

California Tacos, Inc.
400 S. Ridge Ave.
Middletown, DE 19709
https://www.caltacos.com/

Up to $1,069,998.24 in Common Stock at $1.88
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: California Tacos, Inc.
Address: 400 S. Ridge Ave., Middletown, DE 19709
State of Incorporation: DE
Date Incorporated: April 10, 2019

Terms:

Equity

Offering Minimum: $9,999.72 | 5,319 shares of Common Stock
Offering Maximum: $1,069,998.24 | 569,148 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.88
Minimum Investment Amount (per investor): $248.16

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$250 | Tier 1

$25 food credit + Access to special discount codes and promotions.

$500 | Tier 2

5% bonus shares + $75 food credit + bottle of Bandito Sauce + Access to special discount codes and promotions.

$1,000 | Tier 3

7% bonus shares + $100 food credit + bottle of Bandito Sauce + California Tacos T-

Shirt + Access to special discount codes and promotions.

$2,500 | Tier 4

10% bonus shares + $150 food credit + California Tacos hoodie + variety case of Bandito Sauce + Access to special discount codes and promotions.

$5,000 | Tier 5

12% bonus shares + $250 food credit + Bandito T-shirt + California Tacos hoodie + variety case of Bandito Sauce + One year 25% discount (up to $1,000 net) + Access to special discount codes and promotions.

$10,000 | Tier 6

15% bonus shares + $150 food credit + California Tacos hoodie + Bandito Sauce T-shirt + California Tacos T-shirt + One year 50% discount (up to $1,500 net) + Access to special discount codes and promotions.

**All perks occur when the offering is completed.*

The 10% StartEngine OWNer's Bonus

California Tacos will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.88 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

California Tacos, purveyors of quality homemade Southern California Style Mexican food is who we are. We developed our unique recipes to deliver a simple, fresh, and consistent menu. Although we are a fast-casual dining experience, all of our tortillas are homemade from scratch and stuffed with real ingredients that are delivered fresh daily. No preservatives, no substitutes, no corners cut - just healthy, clean eating. Our simple and delicious menu offered at affordable prices is the foundation of our business.

California Tacos Inc. owns and operates our restaurant in Middletown, Delaware, and has an affiliated restaurant in Ericeira, Portugal along with a licensed food truck in Cascais, Portugal.

We have a diversified and scalable business model that includes building restaurants, franchising, and selling Bandito branded hot sauce in-store, and eventually, in grocery, to food-service providers, and to consumers directly.

The California Tacos model is built on an established brand foundation that we have been developing since 2019 when our first food truck was opened in Ericeira, Portugal (now operated by our licensee in Cascais).

California Tacos has acquired trademarks to the California Tacos logo and brand in 90-countries. This allows us to develop, build, operate, and franchise California Tacos fast-casual Mexican restaurants anywhere in the world.

In addition, California Tacos owns Bandito Sauce, which is a culinary curated variety of hot sauces developed by chefs and culinary magicians from all parts of the world. Our developed flavors "Pinch of Pineapple" and "Mango & Lime" developed by a San Diego-based Chef and a Portuguese-based Chef respectively.

Finally, California Tacos is in the process of finalizing our proprietary mobile app solution for take-away, curbside, and in-store guest management solutions titled, "Bag it to go". This customizable mobile app can also be used by other restaurants as a robust but affordable solution to their takeaway, curbside pick-up, and guest management solutions.

California Tacos investors will benefit from three of the strongest mega-trends in food today: growing popularity and demand for fast-casual Mexican food, especially tacos; the growth of CPG sauces; and the increase in demand for contactless dining and check out experiences.

California Tacos will act as the developer and operator of new California Tacos restaurants (whether brick and mortar or in "cloud" locations). As such, California Tacos will earn any net operating profits from these locations. California Tacos, as Owner of the Intellectual Property of the brand, may also earn royalties or franchise fees from operators who we select to operate our franchises.

It's taco time! Since the initial launch in Portugal in 2019, California Tacos has already established itself as a premium fast-casual Mexican destination.

Traction: We received hundreds of great reviews (4.5 stars on Yelp, Google 4.9, etc.), and have attracted a strong and growing social media following: 12+k followers on Instagram.

In just over 2 years, we have built the foundation of a brand that has the potential to become iconic in the booming fast-casual food, restaurant tech, and premium hot sauces market.

California Tacos, Inc. is the parent company of California Tacos - Fresh and Casual Mexican Restaurants, Bandito Sauce, and, BIT-Go (Bag it to go) mobile App. California Tacos also has an affiliated restaurant in Ericeira, Portugal operating under the name California Tacos.

Competitors and Industry

Mexican Restaurant Industry is dominated by independent restaurants; approximately 74 percent of the nation's Mexican restaurants are independent. Contrarily, 26 percent of Mexican restaurants fall into the chain category. CHD Expert defines a chain as having 10 or more units in operation, while an independent restaurant will have less than 9. There are more than 14,000 Mexican Chain restaurants in the US. Taco Bell, with more than 40 percent of the chain market, holds the largest share. They are followed by Chipotle Mexican Grill, which has expanded both nationally and internationally, and now makes up over 10 percent of the Mexican Chain Restaurant category in the US. Rounding out the top five most prevalent Mexican Chain restaurants in the USA are Qdoba Mexican Grill, Del Taco, and Moe's Southwest Grill, respectively.

Current Stage and Roadmap

CURRENT STAGE

We currently operate a California Tacos location in Middletown, Delaware, and an affiliate California Tacos in Lisbon, Portugal.

Hold a license agreement with a California Tacos Food Truck owner. Receive 5% royalty on all net sales.

Developed and manufactured Bandito Hot Sauce. The first production run was in late November 2020. The second flavor is in development. It is currently sold through California Tacos locations. Have plans to launch on Amazon Prime and in grocery once three flavors are completed.

Have a developed proprietary mobile app in Beta on the Apple and Android store which features take-away, delivery, and in-store guest management for a contactless ordering experience.

Have an indication of interest for a new joint venture California Tacos location in Gulf Breeze, Florida.

Have an indication of interest for a new joint venture California Tacos in New Smyrna Beach, Florida.

Have an indication of interest from Kitchen United (Cloud Kitchen) for their Texas locations.

FUTURE ROADMAP

Our roadmap to successfully growing our business includes three vertices:

Restaurants:

Development and growth in brick and mortar restaurants and expansion of "cloud" kitchens for delivery into surrounding markets in a "hub and spoke" model.

Our goal is to open 8-12 total stores (cloud plus brick and mortar) in 24-36 months.

We expect that each brick-and-mortar store (based on an approximate average size of 1,500 sq ft per store) will generate a $1.2M topline and contribute $200-300K estimated EBITDA per year, after a 9-12 month revenue ramp-up.

We hope to open 2 brick-and-mortar stores in 2022, 2 more in 2023, and 4 more in 2024, for a total after year 3 of 8 brick-and-mortar stores.

We believe our future cloud locations are expected to generate about $450K in top line, with an estimated EBITDA contribution of about $75K per location per year, after a 6-month ramp-up and start-up costs under $60K.

We hope to open 3 cloud locations in 2022, 2 more in 2023, and 4 more in 2024, for a total of 9 cloud locations after year 3.

Note: The Pandemic will impact the availability of locations in the near term as many locations are still under eviction-protection rules and are not yet available. The

Pandemic has also created uncertainty for landlords and tenants, and deals and transactions may take longer than normal to complete.

Franchises: Launching a franchise program for both brick and mortar and cloud locations.

Branded products: Continuing to develop and sell (or license) Bandito Sauce consumer packaged goods.

Pillar 1: Restaurants

California Tacos offers a fresh, fast-casual California-style Mexican cuisine menu optimized for both delivery and execution in a small footprint (1,200-1,700 sqft), fast-food (low labor) setting as a more compact, cloud location dedicated to purely delivery.

Our restaurant growth strategy utilizes a "hub-and-spoke model" that combines traditional brick and mortar stores (the "hubs") to establish a presence in a geographical market, with networks of "cloud" or "virtual" delivery kitchens to expand and penetrate surrounding markets without the time or expense required to build actual restaurants. As a result, this strategy is both scalable and capital efficient.

The hub locations focus on existing, already built (often referred to as "second generation"), small-footprint restaurants that can be converted to California Tacos in a fraction of the time and at a fraction of the cost of building out entirely new restaurants.

Gulf Breeze, Fl. will likely cost more than $200K and $10K/month to get off the ground, while a cloud location would likely cost $30K, and $5K per month, to establish operations.

The growth of cloud kitchens nationally continues to increase our ability to target attractive markets across the country: "The Global Cloud Kitchen Market size was valued at USD 43.1 Billion in 2019 and is estimated to reach USD 71.4 Billion by 2027, with a CAGR of 12.0% from 2021 to 2027. North America is expected to hold the largest cloud kitchen market share during the forecast period. This dominance of North America is attributed to population growth, improved lifestyles, and growth in consumer buying power. Major factors driving the growth of cloud kitchen market size are an increase in demand for online food delivery, an increase in demand for international cuisine, and the adoption of tech-savvy ordering systems. (Source:

https://www.alliedmarketresearch.com/cloud-kitchen-market-) Our first brick-and-mortar store in Delaware is our flagship, located at 400 S. Ridge Ave., in Middletown, DE.

The first cloud location of California Tacos is scheduled to be in Orlando, Florida. This location will pay a 5% royalty (on gross income) to California Tacos.

Pillar 2: CPG (Consumer Packaged Goods)

California Tacos customers provide us with valuable market and product insights every day. Whether it is a new product, menu offering, or a new ingredient, we get almost immediate feedback from our customers -- for better or worse! This has helped us identify products that are lacking in the market and those that work particularly well. These proprietary and valuable insights will guide our product roadmap to develop our Bandito Sauce products that have the potential to be served in our restaurants, other restaurants, sold at grocery, or sold directly to consumers.

We do not need to become product manufacturers; instead, we have been working with well-known CPG firms and co-packers to develop Bandito Sauce branded sauces and work out fee or licensing agreements that are more capital-efficient than trying to do it all ourselves.

Pillar 3: Franchising

Franchising becomes a more compelling potential revenue source as our restaurant footprint (physical and cloud) becomes more substantial. California Tacos currently occupies a fairly specific space in the QSR world, which is good in that it offers operators ways to diversify their portfolios of restaurants (they often manage/own many), and also provides landlords with new "content" that doesn't overlap with their current food and beverage offerings.

We do not expect to generate material franchise fees until 2024. However, we will begin tracking interested parties from areas where we feel California Tacos will thrive and the competitive landscape is favorable. Everything we do today is with an eye toward being able to replicate in a franchised setting. The foundation we are building today becomes more and more valuable to this effort as time goes by.

The Team

Officers and Directors

Name: Robert Reynolds

Robert Reynolds's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Director, Co-Founder
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Oversight of business operations with a compensation of $5,000 per month

Other business experience in the past three years:

- **Employer:** Waterman League DBA: APP World Tour
  Title: Chief Revenue Officer
  Dates of Service: June 14, 2016 - April 01, 2019

Responsibilities: All revenue-related activities.

Other business experience in the past three years:

- **Employer:** Blindspot Consulting, Inc.
  Title: Founder / Managing Director
  Dates of Service: August 01, 2008 - Present
  Responsibilities: Overseeing client mandates on an as-needed basis

Other business experience in the past three years:

- **Employer:** Seven Seas Venture Partners, LLC
  Title: Co-Founder, Managing Director, Investor
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Manage portfolio of investments in Restaurant Tech, CPG, Alcoholic Beverage.

Name: Erik Thomas

Erik Thomas's current primary role is with Onedigital. Erik Thomas currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Member of the Board of Directors. $0.00 per month

Other business experience in the past three years:

- **Employer:** Onedigital
  Title: Client Executive
  Dates of Service: March 15, 2012 - Present
  Responsibilities: Benefits Consultant

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Mobile Application. Delays or cost overruns in the development of our Mobile Application and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
California Tacos, Inc. was formed on 04/10/2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. California Tacos, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that California Tacos, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Erik Thomas	4,000,000	Common Stock	50.0
Robert Reynolds	4,000,000	Common Stock	50.0

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 569,148 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 8,000,000 outstanding.

Voting Rights

One Vote per Share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $30,000.00
Maturity Date: December 01, 2022
Interest Rate: 6.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity Date or Qualified Financing Round

Material Rights

In the event of a liquidation, the convertible notes have preference until converted.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $30,000.00
  Use of proceeds: Working Capital
  Date: October 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

We had invested in establishing a brand that could be scaled globally. The investments included registering trademarks for our name, California Tacos. Additionally, registering trademarks and R&D for our consumer goods line, Bandito sauce Building out the California Tacos restaurant and developing a restaurant-based mobile application.

Historical results and cash flows:

<u>Year ended December 31, 2020, compared to the year ended December 31, 2019</u>

Revenue

2019 was the starting point for the Company as we began by opening our food truck. While the revenues were not large, that was because we opened in June with only temporary locations available, which did not allow us to open every day as our temporary locations were limited to the weekend days (Friday and Saturday evenings). A local hostel primarily drove the sales, and one-off location stops near a surf shop for lunch. We opened the restaurant in November 2019 in a seasonal beach town which was the reason for the lower sales as well. We believed 2020 would be significantly better, and it was; however, the full growth potential was stunted by the beginning of the pandemic in March of 2020. Since opening, our sales have continued to improve primarily driven by two factors: the development of our customer base and an aggressive diversification of our business model that we began in September of 2020.

Cost of sales

The cost of sales in 2019 was lower at approximately 31%, or 9,033.00 in 2019. That was due in part to a lower cost of meats and a more simplified menu selection, which drove up margins but reduced revenue potential. In 2020 cost of sales had gone up to approximately 47.5% or $24,958.

Gross margins

We expect gross profit in 2021 to increase as a result of the launch of the mobile app we have developed. However, in terms of percentage of revenue, we expect gross profit to slightly decrease from 2020 to approximately 48%. This is a direct result of the increased cost of meats and flour.

Expenses

We expect 2021 expenses to increase as a result of additional marketing spend, primarily related to the 2021 marketing campaigns and education and marketing of the mobile app. The remaining increase is primarily related to increased wages.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company continues to rely on shareholder investments and has the ability to receive loans from shareholders. Cash on hand varies by month, however, an average is an approximate range of $15,000 - $22,000. No outstanding credit lines.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The initial funds for the campaign will be personal investments from the existing shareholders. Additional funds from the campaign will be utilized for continued campaign marketing, additional inventory for Bandito Sauce, completing development on the mobile app, and working capital.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, the shareholders have the financial wherewithal to continue business operations and invest in the capital raise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we did not entertain expansion, rely on personal financial resources for investment in inventory, then we will be able to operate two years and three months on the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum investment, we believe the restaurant will break even in 2022. Bandito sauce has two flavors already developed, and approximately 1,200 bottles produced for sales are all bought and paid for. The mobile app is 70% developed and requires approximately $25k in additional capital expenses to complete. If we grow rapidly, we will need to secure follow-on capital in three and a half to four years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The shareholders have been the primary source of capital and will continue to invest on an as-needed basis. Additionally, we have several industry lenders available to us, and we can always raise additional capital for new growth initiatives.

Indebtedness

- **Creditor:** Erik Thomas
  Amount Owed: $120,000.00
  Interest Rate: 2.0%
  Maturity Date: December 31, 2022

- **Creditor:** Robert Reynolds
  Amount Owed: $22,500.00
  Interest Rate: 2.0%
  Maturity Date: November 01, 2022

Related Party Transactions

- **Name of Entity:** Erik Thomas
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $120,000 loan to the company
  Material Terms: Loan to the company

- **Name of Entity:** Robert Reynolds
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $22,500 loan to the company
  Material Terms: Loan

Valuation

Pre-Money Valuation: $15,040,000.00

Valuation Details:

California Tacos™ exists as more than just a fast-casual restaurant and franchise opportunity. It is a diversified model in three different growing mega-trends in the world: Fast-casual restaurants serving Mexican food (3rd most popular food in the US). Source: chd-expert.com, it is a consumer-packaged goods (CPG) opportunity, and it is a mobile technology opportunity.

California Tacos exists as one of the only investible QSR opportunities with a diversified business model. Some of the largest, multi-billion-dollar QSR companies globally are in the fast-casual Mexican cuisine business, including Taco Bell, Chipotle, and Dell Taco. They each started out as singularly focused Mexican restaurants that eventually expanded and grew through franchising - as is our plan.

None of these QSR taco incumbents are focused purely on offering a fresh menu with made-to-order homemade tortillas, a contactless mobile app that can also be used for guest management, and branded packaged sauces, which is a game-changer for people post-pandemic. This is the "white space" that California Tacos seeks to occupy.

While a path to the public markets is not assured, we believe that California Tacos would be very attractive to strategic platforms/ acquirers down the road due to the diversified revenue model, branding, trademarks, and proprietary technology.

California Tacos is already on this path, having made substantial strides over the past two years in creating our menu, building and operating our stores, developing and amplifying our brand, and generally creating a head start over the competition that we believe will add increasing value over time.

California Tacos is valued at $15MM for a variety of reasons. First, it is important to know that while the Company is new, it acquired the perpetual rights in the California Tacos I/P and certain assets of our Company that was built on the work, success, and I/P that were successfully and obsessively developed over the past two years by the California Tacos management team.

The result is that California Tacos will launch with an established and growing brand, operational expertise, and valuable and hard-to-replicate assets in a space with limited direct competition and increasing consumer demand.

Our business model will provide the opportunity for California Tacos to leverage the brand in multiple ways to set it on the path of becoming a disruptor QSR brand of the future.

First, our strategic model of focusing on second-generation restaurants allows each new store to generate revenue faster and with lower budgets than new construction and potentially generate positive EBITDA to the Company sooner and with less investment than our competitors.

Second, our cloud kitchen initiative creates immediate awareness in markets that we can now access for a fraction of what a brick-and-mortar store would cost, is highly scalable, and opens up avenues to virtual franchising that could revolutionize the fast-food industry. For the same budget as building out a brand-new 1,200 square-foot restaurant (approximately $500k), it is entirely possible to launch 4-5 cloud locations.

Third, we created Bandito Sauce™, a specialized consumer packaged goods (CPG), variety of sauces, inarguably one of the fastest-growing aspects in all of food, and a great revenue diversifier, and margin enhancer to California Tacos shareholders. We have a unique advantage in this area: Not only does our leadership have a successful investment experience in the CPG space, but our direct consumer experience and interactions provide incredibly valuable product insight that other CPG makers do not have the luxury of out of the gate.

Finally, our new mobile app technology platform is intended to be offered as a business-to-business model that is on a subscription basis. We believe we can acquire many existing restaurants with a thoughtful, easy-to-use, and low-cost digital solution for contactless ordering, delivery, and restaurant management. These additional revenue drivers will only increase our ability to franchise, as we believe that having such a strong brand, offering unique technology, and higher margins through in-store sales of Bandito sauce will help drive bottom-line profit. We believe this concept will attract interest both domestically and internationally, where the demand for Mexican food is booming.

Ultimately, companies that are purely in the QSR space (e.g., no branding, franchising, or CPG) are valued on the financial performance of their corporate-owned stores. For this, there are ample industry standards.

NOTE: Industry standards of individual restaurant valuations are based on a multiple of sales, or EBITDA, and range based on level of service, capital efficiency, and other factors. Valuations on franchising companies receive different multiples, as do CPG companies and SaaS-based tech companies.

California Tacos features a business mix including each of these factors, thereby making the overall enterprise more valuable than were it based on restaurant operations alone. That said, we can make some estimates, based on our operational experience and industry standards, as to the value of our individual stores. For each new brick and mortar store of approximately 1,200 sf, we can expect revenue of 1.2-1.5MM. In addition, cloud kitchens might deliver a topline of $500k.

Based on our estimates, industry standards for QSRs value each store at 75-100% of sales, or 3-5x EBITDA, again, with the range depending on multiple factors. For our brick-and-mortar locations, this could mean a value of each store of $500k+ and each cloud store a value of $250k.

It costs approximately $200k to launch a (gen 2) brick and mortar store, creating an asset worth 2.5x that amount is compelling. In addition to this accretive value, the cash flow from the store will be used to develop other stores, allowing the Company to grow its footprint organically (i.e., from its own cash flow).

Based on a raise of $1MM, we should be able to develop enough stores (2 brick and mortar, 3-5 clouds) to generate $600k in EBITDA, which will then allow us to develop yet more stores, and the cash flow from them will provide future growth capital, and so on. At the same time, the greater the store footprint, the more valuable the chain becomes. If we project that from this singular capital raise that we can generate $10MM in total topline (within 2-3 years), a valuation of 1.2x sales is very reasonable (growth companies often get a much higher multiple). And this does not take into account the other aspects of our Company's value.

Therefore, a valuation of $15MM might prove to be very conservative in the three-year horizon.

** The Company set its valuation internally, without a formal third-party independent valuation. The pre-money valuation has been calculated on a fully diluted basis, 8,000,000 shares of Common Stock. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $30,000 in convertible securities outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.*

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  75.0%
  The use of proceeds will be to open our next location in Gulf Breeze, Florida, and two cloud kitchen locations. Additionally, it will be for working capital, completing the mobile app development, bringing a new Bandito sauce flavor to market, and hiring salespeople.

- *Marketing*
  21.5%
  Marketing the new restaurant openings, marketing Bandito sauce, and launching a branding campaign around the mobile app.

If we raise the over allotment amount of $1,069,998.24, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  21.5%
  We will use this to market the existing California Tacos restaurant and market Bandito Sauce. We will also market our new future location.

- *Inventory*
  15.0%
  We are going to purchase another run or Pinch of pineapple bandito sauce. We are going to purchase an initial order of 1,800 Mango & Lime Bandito sauce.

- *Company Employment*
  15.0%
  We are going to make strategic marketing hires. We are also going to hire key unit managers for our mobile app technology.

- *Working Capital*
  45.0%
  We are going to use this to prepare for our next restaurant opening. We are also going to use this for ongoing business operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.caltacos.com/ (https://www.caltacos.com/compliance).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/californiatacos

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR California Tacos, Inc.

[See attached]

CALIFORNIA TACOS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors of
California Tacos, Inc.
Middletown, Delaware

Opinion

We have audited the consolidated balance sheet of California Tacos, Inc. as of December 31, 2020, and 2019, and the related consolidated statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility Is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of California Tacos Portugal, an affiliate company. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, in so far as it relates to the amounts included for California Tacos Portugal, is based solely on the report of the other auditors.

In our opinion, based on our audit and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of California Tacos, Inc. as of December 31, 2020, and 2019, and the results of Its operations and Its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. In addition, we are required to be independent of California Tacos, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about California Tacos, Inc.'s ability to continue as a going concern for a period of twelve months from the end of the year ended December 31, 2020.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance. Therefore, it is not a guarantee that an audit conducted according to GAAS will always detect a material misstatement when It exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of Internal control. Misstatements are considered material If, individually or In the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of California Tacos, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management and evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about California Tacos, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Going Concern

Certain conditions Indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Sincerely,

Carmine Alessandro

California Tacos
Consolidated Balance Sheet

Cash Basis

	Dec 31, 20	Dec 31, 19
Current Assets		
Operating Checking Account	18,485.89	10,841.00
Total Checking/Savings	18,485.89	10,841.00
Other Current Assets		
Due To/Due from Parent Co	7,930.74	
Total Other Current Assets	7,930.74	
Total Current Assets	**26,416.63**	**10,841.00**
Fixed Assets		
2003 Mercedes Box Truck	25,000.00	20,000.00
Accumulated Depreciation	.00	-51,914.00
Furniture and Equipment	58,420.13	31,914.00
Leasehold Improvements – Delawa	.00	150,000.00
Leasehold Improvements – Portug	.00	20,000.00
Total Fixed Assets	83,420.13	70,294.48
TOTAL ASSETS	**83,420.13**	**170,000.00**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities Credit Cards		
Capital One	4014.99	11,122.58
Total Credit Cards	4014.99	11,122.58
Total Current Liabilities	4014.99	11,128.58
Total Liabilities	**4014.99**	**11,128.58**
Equity		
Rob Reynolds – Equity	214,752.15	214,752.15
Net Income	-122,056.03	-120,783.00
Total Equity	92,696.12	93,969.15
TOTAL LIABILITIES & EQUITY	**96,711.11**	**93,969.15**

CALIFORNIA TACOS

CONSOLIDATED STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2020	2019
($ in Dollars)		
Net revenue	53,254	28,381
Cost of goods sold	24,958	9,033
Gross profit	28,296	19,348
Operating expenses		
General and administrative	163,883	135,272
Sales and marketing	2,256	4,859
Total operating expenses	166,139	140,131
Operating income/(loss)	(137,843)	(120,783)
Other Income and Expense		
Interest Income	0	0
Interest Expense	0	0
Other Income	15,000	0
Other Expense	0	0
Income/(Loss) before provision for income taxes	(122,843)	(120,783)
Provision/(benefit) for income taxes		
Net income	(122,843)	(120,783)

California Tacos, Inc. Statement of Changes in Owners Equity

	Current Year (2020)					Last Year (2019)				
	1	2	3	4	6	7	8	9	10	12
Item	Paid-in Capital	Capital Surplus	Surplus Reserve	Undistributed Profit	Total of Owners' Equity	Paid-in Capital	Capital Surplus	Surplus Reserve	Undistributed Profit	Total of Owners' Equity
I. Closing balance at the end of last year	200,000.00				200,000.00	-				-
Add: Changes in accounting policies										
Corrections of errors of prior periods										
II. Beginning balance at the beginning of current year	200,000.00				200,000.00					
III. Increase/decrease in the current year						200,000.00				200,000.00
1. Net profit										
2. Other comprehensive income										
Total comprehensive income				-122,843.00					-120,783.00	
3. Contribution from owners (or shareholders) and diminution of capital										
(1). Contribution from owners (or shareholders)										
(2). Share-based payment recorded in owners' (shareholders') equity	800 Class A					800 Class A				
IV. Closing balance at the end of current year					200,000.00					200,000.00

CALIFORNIA TACOS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In $US Dollars)	2020	2019
OPERATING ACTIVITIES		
Net Income	43,296	19,348
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Depreciation of property		51,914
Amortization of intangibles		
Inventory		
Goodwill impairment		
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets		51,914
Other long-term assets	130,000	
Account payable and accrued expenses		
Other current liabilities		
Net cash provided/(used) by financing activities	$ 173,296	19,348
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of property and equipment		(210,000)
Cash acquired in a share exchange acquisition		
Net cash provided/(used) in investing activities	$ 173,296	(190,652)
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Shareholder Loan		
Borrowing on Non-Shareholder Loan		
Equity raises		
Net cash provided/(used) by financing activities		
Cash equivalents and restricted cash —beginning of year	200,000	200,000
Cash equivalents and restricted cash —end of year	373,296	200,000

NATURE OF OPERATIONS

SUM MARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of California Tacos, Inc operations in the United States and operations in Portugal.

Use of Estimates

The preparation of financial statements, in conformity with United States GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred, and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal, and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years
Property	39 years
FF&E	5-7 years

Intangible Assets

The Company capitalizes its acquired intangibles, such as intellectual property & technology. Intangible assets are amortized over 15 years.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge Is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the identifiable net assets acquired; fair values for goodwill and indefinite-lived intangible assets are determined based on discounted cash flows, market multiples, or appraised values as appropriate. Goodwill is evaluated for impairment annually in accordance with ASC 350.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that, when applied to those inputs, have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired, and the liabilities assumed.

Income Taxes

Cal Tacos, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable, related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taking authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Foreign Currency

The financial statements are presented in United States Dollars ("USD"), which is the reporting currency of the Company. The functional currency of the Company is the currency of its primary economic environment. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholder's equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606; revenue is from sales of products and services to customers through facility operations. The Company typically collects payment upon sale and recognizes the revenue when the item has been provided to the customer.

Income is principally comprised of revenues earned by the Company as part of the sale of food and beverages. Additional income is collected through sauce co-packing and the sale and implementation of a restaurant-based mobile app.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 -- Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will Include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

In June 2019, FAS6 amended ASU No. 2019-07, Compensation-Stock Compensation, to expand the scope of Topic 718, Compensation-Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be elective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December IS 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (II) are technical corrections, (ill) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

PROPERTY AND EQUIPMENT

As of December 31, property and equipment consists of:

As of December 31,		2020, 2019	
Furniture and Equipment	$	210,000	210,000
Total Equipment at cost	$	210,000	210,000
Accumulated Depreciation	$	(51914)	(51914)
Property & Equipment, net	$	158,086	158,086

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020, and 2019 was in the amount of $0 and $51,914, respectively.

INCOME TAXES

The provision for Income taxes for the year ended December 31, 2019, and 2018 consists of the following:

As of December 31,		2020, 2019	
Net Operating Loss	$	(122,843)	(120,783)

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2020, and 2019. The amount of the deferred tax asset to be realized could be adjusted. If estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2020, the Company had net operating loss ("NOL") carryforwards of approximately $243,626. Utilization of some of the federal and state FIOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLS and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 5096, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Delaware jurisdictions for each year in which a tax return was filed.

COMMITMENTS ANO CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result inthe Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Subsequent Events

The Company has evaluated subsequent events through May 18, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had an accumulated deficit of $243,626 as of December 31, 2020.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

California Tacos, Inc.

No preservatives, no substitutes, no corners cut – just healthy, clean ea...



Website | Middletown, DE | FOOD & BEVERAGE

$0.00 raised

0 Investors	$15M Valuation
$1.88 Price per Share	$248.16 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

At our core, we are a fast casual Southern California-inspired Mexican restaurant with a fresh and simple menu. Through our diversified business model, we are able to participate in the wildly popular fast-casual restaurant concept, a consumer product goods distribution channel with proven flavor profiles, and a disruptive mobile app technology offered to all independent restaurants for a low fee to keep them competitive in an ever changing market.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We employ a diversified business model in three different sectors, (fast-casual restaurant with California Tacos, Consumer product goods with Bandito Sauce, and a propiterary mobile app tech with Bag-it-to-go).
- We have a proven cuisine concept in three high-growth sectors, a scalable business model, and a track record of executing on initiatives.
- We have an established intellectual property portfolio.

OVERVIEW

California Tacos, purveyors of quality homemade southern California style Mexican food is who we are. We developed our unique recipes to deliver a simple, fresh, and consistent menu.

Although we offer a fast-casual dining experience, all of our tortillas are homemade from scratch and stuffed with real ingredients that are delivered fresh daily.

No preservatives, no substitutes, no corners cut – just healthy, clean eating. Our simple and delicious menu offered at affordable prices is the foundation of our business.

California Tacos, Inc. is the parent company of California Tacos Fresh & Casual Mexican Restaurants, Bandito Sauce, and, The Bag it to Go Mobile App.

THE PROBLEM

Southern California Mexican Cuisine is Limited Regionally

Southern California Mexican fast-casual cuisine is wildly popular, yet scarce, outside of its home region. Not enough fast casual restaurants offer fresh ingredients, daily homemade tortillas, or a wide enough variety of vegan and vegetarian options.

In addition, there are many outstanding culinary free-thinkers who range from Chef's to back of the house kitchen cooks that represent a new generation of innovative creators making delicious sauces in the style of our cuisine that have challenges with scale as a stand alone and no way of getting their products packaged and distributed.

If you don't live here...



Southern California



fresh ingredients, homemade tortillas

It's hard to find Mexican deliciousness like this.

THE SOLUTION

Building New Ways to Expand Our Food's Reach

We are using a three-pronged approach to expand the reach of Southern California fast-casual cuisine:

1. Our California Tacos restaurants
2. Our Bandito Sauce distribution platform
3. Bag it to go, our mobile app



Bandito Hot Sauce

California Tacos Restaurants

Since late 2019 we have opened locations in Middletown, DE, Ericeira, Portugal, and a Taco Truck in Cascais, Portugal.

Our restaurants operate at a projected net income of 20%. EU operations are seasonal as California Tacos is in a beach resort town. The Taco Truck is also seasonal, and we make 5% of all revenue generated from the gross sales of the truck via a licensee.


California Tacos

Bandito Sauce Distribution Network

Through our **Bandito Sauce** platform, brilliant culinary creators worldwide have a shot at getting their recipes packaged and distributed via our Bandito distribution network. We have just completed production on our first flavor, **Pinch of Pineapple**, with **Mango & Lime** following closely behind.

Our distribution strategy includes:

- **On-premise restaurant accounts**, with sauces shipped to California Tacos restaurants in Portugal and the US.
- **Direct to consumer sales** via online and social media channels. For these sales, we use small warehouse picking and packing, with fulfillment out of Elizabeth City, NC.
- **Amazon and Amazon Prime** availability, where we will utilize Amazon for warehousing, pick, pack, and fulfillment through their FBA program.


BANDITO
SAUCE
HOT SAUCE

In our partnerships with sauce creators, we offer royalty payments of 5% on net revenue for their sauce recipes. After ten years, royalty payments reduce to 3%. In addition, after 3 years of royalty payments, Bandito has the right to trigger a buyout based on three-year trailing royalty payments.

BitGo Mobile App

"Bag it to Go", aka **BitGo**, is a proprietary mobile app offering an unparalleled range of services including contactless take-away, delivery, and in-restaurant guest management features.


Restauradores, Lisbon, now
Delivery
Take away
In store
Cuisine types
Mexican
Italian
Vegan
Burgers
California Tacos
Mexican. Delivery, take away
Traditional, chili, tacos, vegetarian, home made, mexican, local business
View detailed information
Restaurants

We designed this app to help independent restaurants compete with big players. It has the ability to be white labeled and will be available on both Apple and Android devices.

THE MARKET

Bringing Our Cuisine to Multiple Growing Markets

The fast casual restaurant market size was valued at $125.6 billion in 2019, and is expected to reach $209.1 billion by 2027, registering a CAGR of 10.6% from 2021 to 2027.

Meanwhile, the total global culinary sauces market size is projected to reach $55.31 billion by 2027, exhibiting a CAGR of 3.3% during the forecast period.

The global hot sauce market attained a value of $4.31 billion in 2020. The market is further expected to grow in the forecast period of 2021-2026 at a CAGR of 5.3% to reach $5.8 billion by 2026.


Fast Casual Restaurant Market
$209.1B
2027
Global Culinary Sauces Market
$55.31B
2027
Global Hot Sauce Market
$5.8B
2026

OUR TRACTION

Expanding Restaurants, Sauces in Production, and an App in Beta

Since late 2019 we have opened locations in Middletown, DE, Ericeira, Portugal, and a Taco Truck in Cascais, Portugal. We have a new location identified in Gulf Breeze Florida to open in late 2021 and two indications of interest from prospective franchisees in New Smyrna Beach, Fl., and Dewey Beach, DE.



Current Locations

Delaware & Portugal

Florida & Delaware



Future Locations

We also developed Bandito Sauce with our first production run of "Pinch of Pineapple" delivered in December 2020. It is currently being sold in California Tacos, DE. We are in production of our second flavor "Mango & Lime" which is due to be released in early August 2021.


BANDITO
SAUCE
HOT SAUCE
5 FL OZ (148mL)

We developed a proprietary mobile App, Bag-it-To-Go, which is currently in Beta and on the Apple and Android marketplace. It is a full service mobile App which can be whitelabeled and provides delivery management, take-away, and in-store restaurant guest management for a 100% contact-less experience.



WHY INVEST

A Proven Cuisine Concept with a Scalable Business Model

Our mission is to bring the bold, exciting flavors of Southern California Mexican cuisine to wider audiences. Using a diversified business model across restaurant, tech, and consumer brand spaces, we offer three opportunities in three different sectors:

1. Our **restaurants**, where we have created an authentic Southern California fast-casual experience franchise interest in the US and EU with like-minded partners.
2. Our **Bandito Sauce** platform, where we will provide culinary creators from around the world with an opportunity to distribute their recipes.
3. Our **Bag It To Go** app, where we will partner with other restaurants to allow for an easy and affordable path for smaller restaurants to compete with modernization.

Join us as we bring Southern California Mexican cuisine to the rest of the world.



Feed your belly
& your portfolio

Meet Our Team



Robert Reynolds

CEO

Robert Reynolds

Reynolds has spent more than fifteen years working with businesses to identify and improve their financial and operational models. He is a Profit-driven, no-nonsense, global operator experienced in restructuring, strategic direction, start-ups, and licensing. Strong background in corporate finance and traditional financial and banking industries, with extensive experience in preparing, implementing, and managing annual budgets and strategic operating plans. His key areas of expertise include operational turnarounds and executive management. He is experienced in working in Europe, Asia, and North and South America.

Reynolds serves as Co-Founder and Partner of Seven Seas Venture Partners, a private investment fund with a diversified portfolio of company investments. Reynolds has owned and operated Blindspot Consulting since 2008, where he has worked with several different clients ranging from sports and retail to finance and investment banking. In his time with Blindspot, Reynolds has managed several successful capital raises, signed licensing agreements with top brands and professional sports athletes as well as consumer product brand launches and divestitures. Before Blindspot Consulting, he was President of Dunlop Sports Group Americas (owned by Sports Direct plc), a large international manufacturer and one of the world's most successful sports brands. Dunlop is known for innovative products and achievement, focused on developing new technologies and building on a world-class heritage of consumer goods and athlete representatives.

Reynolds has a bachelor's degree in International Business and completing a master's degree in Global Tourism and Sustainable Economic Development from Johnson & Wales University. Reynolds is also a lifelong surfer.



Jamie Shortill
General Manager - Strategic Initiatives/Mobile App
An executive with functional expertise in; venture capital, private equity, M&A, corporate finance, and alternative investments. Domain expertise includes; sports & entertainment, real estate & hospitality, and technology.



Arthur Elias
General Manager - California Tacos
Artie has managed retail businesses for 10+ years. He has a strong work ethic and a hands-on management approach.



Steve Head
General Manager - Bandito Sauce
Steve has extensive experience in brand development, management, and go-to-market startegies.

Erik Thomas
Director

Offering Summary

Company	California Tacos, Inc.
Corporate Address	400 S. Ridge Ave., Middletown, DE 19709
Offering Minimum	$9,999.72
Offering Maximum	$1,069,998.24
Minimum Investment Amount (per investor)	$248.16

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,319
Maximum Number of Shares Offered	569,148
Price per Share	$1.88
Pre-Money Valuation	$15,040,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$250 | Tier 1

$25 food credit + Access to special discount codes and promotions.

$500 | Tier 2

5% bonus shares + $75 food credit + bottle of Bandito Sauce + Access to special discount codes and promotions.

$1,000 | Tier 3

7% bonus shares + $100 food credit + bottle of Bandito Sauce + California Tacos T-Shirt + Access to special discount codes and promotions.

$2,500 | Tier 4

10% bonus shares + $150 food credit + California Tacos hoodie + variety case of Bandito Sauce + Access to special discount codes and promotions.

$5,000 | Tier 5

12% bonus shares + $250 food credit + Bandito T-shirt + California Tacos hoodie + variety case of Bandito Sauce + One year 25% discount (up to $1,000 net) + Access to special discount codes and promotions.

$10,000 | Tier 6

15% bonus shares + $150 food credit + California Tacos hoodie + Bandito Sauce T-shirt + California Tacos T-shirt + One year 50% discount (up to $1,500 net) + Access to special discount codes and promotions.

**All perks occur when the offering is completed.*

The 10% StartEngine OWNer's Bonus

California Tacos will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.88 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow California Tacos, Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2021 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

I am just a guy from California, and right now I'm not thinking about a place, or daily habits, or current turmoil.

Right now I'm thinking about cuisine, healthy food options that taste great, I'm thinking about change, about the world and the food choices we have in it.

I'm asking questions... What if there was a place, I could go with an overwhelming amount of healthy food options. What if my favorite cuisine, Mexican food, had healthy options that tasted good, that would be unique.

What if someone out there made a place like that? What would that be like?

INTRO

PODCAST - "If you want it done right you have to do it yourself, that is one proven motto for this incredibly innovative entrepreneur who opened a new restaurant concept to show others around the world what authentic Southern California Mexican food tastes like. Robert thank you so much for coming on the show today!"

ROBERT - "Thanks for having me! What I wanted to do is simply re-create the amazing Mexican food that comes out of California and bring it to different parts of the world while making sure all the options on the menu are fresh healthy food choices."

—-

My name is Robert Reynolds, I am the founder and owner of California Tacos! And I am excited to talk to you about what we are doing, what we have planned and how you can be a part of it.

At our core, California Tacos is a fast casual Southern California-inspired Mexican restaurant with a fresh and simple menu. However, we have so much more to offer than just great healthy Mexican cuisine with a great brand. Through connecting with like-minded culinary creators to developed unique flavors for our in-house sauces, we formulated some game-changing flavors that we wanted to take to the market - and as a result "Bandito Sauce" was born! We tapped a well-established co-packing house to bottle our sauces for not only the California Tacos restaurants, but for mass distribution in-store and online. Starting a new restaurant concept just before a global pandemic was a challenge, but with all challenges comes opportunity. So, as an answer to the new demand for touchless ordering and delivery in a post pandemic era, we took it a step further and began development on our own proprietary mobile app that did all those things and more, but not just for California Tacos, for all restaurants owners to subscribe to a low fee but still be competitive with the bigger players. Through our diversified business model, we are able to participate in the wildly popular fast-casual restaurant sector specializing in tacos, a consumer product goods distribution channel with proven flavor profiles, and a disruptive mobile app technology offered to all independent restaurants for a low fee to help keep them competitive in an ever-changing market.

We have assembled a great team to help us build this business out. Let's start with California Tacos:

Cut to interview with Arti (General Manager California Tacos)

(Artie speaking) Since opening California Tacos, we have been successfully educating a growing customer base of what fast, fresh, Southern California Mexican food really is, with homemade tortillas made to order, unique flavors, homemade sauces and broad vegetarian options. We have had, and continue to have significant interest from prospective franchisees in other states and countries who have eaten at a California Tacos location and not only loved the cuisine but loved the branding. Our goal is to is to fist grow our corporate-owned presence with another location and cloud kitchens, then move to franchising.

(Robert speaking) California Tacos was the start, where we dialed in our first sauces to be perfectly paired to our unique southern California Mexican cuisine. Once customers started asking us to buy it, we knew we had something special.

Cut to interview with Steve Head (General Manager of Bandito Sauce)

It's been a dream of mine to create, and work with creators. Few things in life felt more natural to me then joining the California Tacos Team to continue to develop and grow Bandito Sauce. There are so many outstanding culinary freethinkers who range from Chef's to back of the house kitchen cooks that represent a new generation of innovative creators making amazing, yet unheard of and inaccessible to the public sauces. These creators are in line with California Tacos style of our cuisine yet have many challenges with scale as an individual, they have no way of getting their products packaged and distributed. That is where we come in, we intend to reach out to new creators the world over to have them submit their creations for us and a focus group to sample, if they have something we think is aligned with the Bandito Sauce brand we will offer them a licensing deal to distribute their flavor through our in-store, online, and retail platform that we will be growing. Giving the unknown a shot and the Bandito customer a unique flavor profile for any meal. We have just completed production on our first flavor, Pinch of Pineapple, with Mango & Lime following closely behind.

(Robert speaking) With Bandito Sauce's plan established, we shifted our attention on ways to address the "new normal" in a post pandemic era when people wanted contactless ordering, increased demand for delivery, and a thoughtful guest management system for in-dining experiences. We also knew the fast casual restaurant market size was valued at $125.6 billion in 2019, and is expected to reach $209.1 billion by 2027, registering a CAGR of 10.6% from 2021 to 2027. But of that growth, how many restaurants that make up that number are big players vs. smaller restaurants that can't make the big technology investments or don't have the bandwidth or relationships to make it happen?

Cut to interview with Jamie Shortill (Developer of Bag-it-to-go mobile app)

(Robert Speaking) So Jamie, I am excited to talk about the Bag it to go mobile app today, let's start with an overview of the app, what the opportunity is for not only California Tacos locations, but also as a solution for other smaller restaurants trying to compete?

(Jamie Speaking) “Bag it to Go'' is a proprietary mobile app offering an incredible range of services including contactless take-away, delivery, and in-restaurant guest management features. I think the first two most people are familiar with at this stage, however, the in-store guest management is something totally new. Imagine walking into your favorite restaurant and all the tables are full. You can scan a code that will immediately put you in que for the next available table and when it is ready it will send you a text so you do not have to stand around a crowded setting waiting for a table. Further, when you get your table, you can order through your phone at the table, and so can everyone at your table. You have the ability to pick up the tab for the table, pay for only one other individual, or just pay for yourself. Front to back, it will be a fully automated touchless experience. We designed this app, not only to elevate the experience in our California Tacos locations but to help independent restaurants compete with big players. It will be a monthly or quarterly subscription model an affordable enough for almost any restaurant to participate with. Additionally, the restaurant owners will receive data that they can use to improve their ordering with or offering. Bag it to go will be available on both Apple and Android devices.

(Robert Speaking) So when I mentioned how all this started with a problem I found, well to sum it up here is the solution.

We are using a three-pronged approach to ceate a halo effect and expand the reach of Southern California fast-casual cuisine through:

Through our California Tacos restaurants

Our Bandito Sauce distribution platform

And our Bag it to go, our mobile app

Our mission is to bring the bold, exciting flavors of Southern California Mexican cuisine to wider audiences. Using a diversified business model across restaurant, tech, and consumer brand spaces so Join us as we bring Southern California Mexican cuisine to the rest of the world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.